SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

EXHIBITS

Exhibit Number

99.1	Major Operating Data of the 2020 Financial Year

99.2	Profit Warning Announcement On Estimated Decrease in Annual Results Of 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: January 28, 2021	By:	/s/ Wu Haijun
	Name:	Wu Haijun
	Title:	Chairman of the Board of Directors

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Major Operating Data of the 2020 Financial Year

According to Rule 18 of the Guidelines of the Shanghai Stock Exchange for Industry Information Disclosure No.18—Chemical Industry, Sinopec Shanghai Petrochemical Company Limited (the “Company”) announced the major operating data for the twelve months ended 31 December 2020:

I. Major operating data of the 2020 financial year

Product	Production volume (10,000 tons)	Sales volume (10,000 tons)	Sales revenue (1,000 RMB)
Petroleum products
Diesel	398.21	398.61	16,085,495
Gasoline	327.30	328.18	19,537,185
Jet Fuel note 1	112.45	99.43	2,738,678
Intermediate petrochemicals
PX note 2	66.24	45.64	1,825,359
Benzene note 1	37.21	33.14	1,121,129
Ethylene Glycol note 2	23.67	12.73	454,925
Ethylene Oxide	31.30	30.53	1,868,827
Ethylene note 2	82.52	—	—
Resins and plastics
PE	58.12	57.85	4,263,134
PP	49.29	45.16	3,501,678
Polyester chips note 1 note 2	31.47	29.33	1,272,327
Synthetic fibres
Acrylics	11.55	11.61	1,256,127
Polyester note 1	3.37	3.40	191,021

Note 1: Sales volume excluded materials processed on a sub-contract basis.

Note 2: Part of the difference between the production volume and sales volume is internal use.

The above data for sales volume and sales revenue does not include the data for the Company’s trading of petrochemical products.

II. Change in prices of major products and raw materials in the 2020 financial year

Unit: RMB/ton

Product	The average price in the 2020 financial year	The average price in the 2019 financial year	Change
Diesel	4,035	5,148	-21.61%
Gasoline	5,953	7,184	-17.13%
Jet Fuel	2,754	4,228	-34.86%
Ethylene	—	—	—
PX	3,999	6,291	-36.42%
Benzene	3,383	4,371	-22.60%
Ethylene Glycol	3,573	4,264	-16.20%
Ethylene Oxide	6,121	6,681	-8.38%
PE	7,370	7,902	-6.74%
PP	7,755	8,487	-8.63%
Polyester chips	4,338	6,351	-31.70%
Acrylics	10,823	13,599	-20.41%
Polyester	5,611	7,644	-26.60%

Raw material	The average processing cost in the 2020 financial year	The average processing cost in the 2019 financial year	Change
Crude oil	2,380	3,331	-28.54%

III. Other Matters

The above-mentioned operating data was calculated based on the internal statistics of the Company and is intended to provide an overview of the production and operation of the Company to the investors on a timely basis. The operating data is unaudited and does not make any express or implied forecasts or guarantees in respect of the Company’s future operating conditions. Investors are advised to exercise caution when using such information.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Huang Fei Joint Company Secretary

Shanghai, the PRC, 27 January 2021

Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

PROFIT WARNING

ANNOUNCEMENT ON ESTIMATED DECREASE

IN ANNUAL RESULTS OF 2020

This announcement is made by Sinopec Shanghai Petrochemical Company Limited (the “Company”) pursuant to Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “Securities and Futures Ordinance”) and Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The board of directors of the Company (the “Board”) and all the members of the Board warrant that there are no false representation, misleading statements or material omissions, and jointly and severally accept responsibilities for the truthfulness, accuracy and completeness of its contents.

This announcement is made by the Company pursuant to Part XIVA of the Securities and Futures Ordinance and Rule 13.09 of the Listing Rules.

Important Notice:

•

The Group expects that the net profit attributable to the equity shareholders of the Company in 2020 will decrease by around RMB1.521 billion to RMB1.647 billion as compared with the same period of the previous year (statutory disclosure data), representing a year-on-year decrease of 69% to 74%.

•

The Group estimates that the net profit attributable to the equity shareholders of the Company after deducting non-recurring items will decrease by around RMB1.533 billion to RMB1.631 billion as compared with the corresponding period of the previous year (statutory disclosure data), representing a year-on-year decrease of 74% to 79%.

1.	Estimated results of 2020

(1)	Period of estimated results: 1 January 2020 to 31 December 2020 (the “Period”)

(2)

Estimated results: based on preliminary estimates by the finance department of the Company, the Company and its subsidiaries (the “Group”) are expected to record a net profit attributable to equity shareholders of the Company of around RMB567 million to RMB693 million for the year ended 31 December 2020, representing a decrease of 69%-74% over the corresponding period of the previous year. Specific financial figures will be disclosed in the 2020 annual report of the Company.

(3)

The Group estimates that the net profit attributable to the equity shareholders of the Group after deducting non-recurring items will be around RMB442 million to RMB540 million, representing a year-on-year decrease of 74% to 79% (statutory disclosure data). Specific financial figures will be disclosed in the 2020 annual report of the Company.

(4)	The estimated results have not been reviewed or audited by certified public accountants.

2.	Results for the corresponding period of the previous year

Under the China Accounting Standards for Business Enterprises
Net profit attributable to equity shareholders of the Company (RMB’000)	2,213,716
Net profit attributable to the equity shareholders of the Company after deducting non-recurring items (RMB’000)	2,073,020
Earnings per share (RMB per share)	0.205

3.	Major reasons for expected decrease in the results for the Period

The major reasons for substantial decrease in the annual results of the Group in 2020 compared to the corresponding period of the previous year are:

1.

In 2020, due to the abnormal fluctuation of international crude oil market price, the decrease in the selling price of the Company’s products was higher than the decrease in the cost of crude oil and, as a result, the gross profit of the Company’s products fell significantly.

2.

Affected by the sharply dropped price of crude oil in the first half of 2020 and the declined processing capacity of the Company due to the COVID-19, the consumption of high price inventory was too slow.

4.	Risk Warning

The Company does not have any significant uncertainties that affect the accuracy of the contents of this result forecast.

5.	Other information

The forecasts above represent preliminary estimates only. Specific and accurate financial figures will be disclosed in the audited 2020 annual report to be officially announced by the Company. Investors are advised to pay attention to the investment risk.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Huang Fei Joint Company Secretary

Shanghai, the PRC, 27 January 2021